Exhibit 12.1
STATEMENT RE COMPUTATION OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,		Year Ended December 31,
(in thousands)	2010		2009		2008		2007		2006		2005
Ratio of Earnings to Fixed Charges
Earnings:
Income before income taxes	$20,551		$7,769		$56,564		$47,610		$28,119		$11,933
Add:
Amortization of capitalized interest	35		35		32		19		13		8
Fixed charges, net of capitalized interest	859		1,966		2,151		2,060		1,857		2,023

Income before income taxes and fixed charges, net	$21,445		$9,770		$58,747		$49,689		$29,989		$13,964

Fixed Charges:
Total interest expense	$564		$1,695		$1,669		$1,630		$1,629		$1,873
Capitalized interest	0		75		390		186		149		239
Interest factor in rents	295		271		482		430		228		150

Total fixed charges	$859		$2,041		$2,541		$2,246		$2,006		$2,262

Ratio of earnings to fixed charges	25.0	x	4.8	x	23.1	x	22.1	x	15.0	x	6.2	x